UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Societal CDMO, Inc.
(Name of Subject Company)

Societal CDMO, Inc.

(Name of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

75629F109
(CUSIP Number of Class of Securities)

J. David Enloe, Jr.
Societal CDMO, Inc.
1 E. Uwchlan Ave, Suite 112,
Exton, Pennsylvania 19341
(770) 534-8239

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Rachael M. Bushey, Esq.
Jennifer L. Porter, Esq.
Laura U. Gulick, Esq.
Goodwin Procter LLP
One Commerce Square
2005 Market St., 32nd Floor
Philadelphia, PA 19103
(445) 207-7800

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory Note:

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Societal CDMO, Inc., a Pennsylvania corporation (“SCTL”), with the U.S. Securities and Exchange Commission (the “SEC”) on March 11, 2024 (as amended and supplemented on March 18, 2024 and together with any exhibits and annexes attached hereto and as may be further amended or supplemented from time to time, the “Schedule 14D-9”).

The Schedule 14D-9 relates to a tender offer by Cane Merger Sub, Inc., a Pennsylvania corporation (“Purchaser”), and a wholly owned subsidiary of CoreRx, Inc., a Florida corporation (“Parent”), to purchase all of the issued and outstanding shares of SCTL common stock, par value $0.01 per share (the “Shares”), at a purchase price of $1.10 per Share, in cash, subject to any applicable withholding of taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 11, 2024 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on March 11, 2024 (as amended and supplemented on March 18, 2024 and as may be further amended or supplemented from time to time, the “Schedule TO”).

This Amendment is being filed to reflect certain updates to the Schedule 14D-9 as set forth below. Except as otherwise set forth below, the information in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 8. Additional Information

The disclosure in Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following sub-heading and paragraphs under the heading — “Additional Information - Legal Proceedings”:

“Certain Litigation

Since the initial filing of the Schedule 14D-9, a complaint was filed in New York federal court by a purported holder of Shares against SCTL and members of the SCTL Board in connection with the Transactions: Morgan Smith v. Societal CDMO, Inc., et al., 1:24-cv-02103 (S.D.N.Y.) (filed March 20, 2024) (the “Federal Shareholder Litigation”). The complaint in the Federal Shareholder Litigation alleges that the defendants caused to be filed with the SEC a materially incomplete and misleading Schedule 14D-9 in violation of Sections 14(d)(4), 14(e) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 14D-9 promulgated thereunder. The plaintiff in the Federal Shareholder Litigation seeks various remedies, including an order enjoining the defendants from proceeding with or consummating the Offer, unless and until the defendants disclose certain allegedly material information that was allegedly omitted from the Schedule 14D-9; granting rescissory damages; awarding the plaintiff costs and disbursements of its action, including reasonable attorneys’ and expert fees and expenses; and granting such other and further relief as the court may deem just and proper.

Since the initial filing of the Schedule 14D-9, SCTL also received correspondence from 13 purported holders of Shares alleging disclosure deficiencies in the Schedule 14D-9 and demanding issuance of corrective disclosures (such correspondence, together with the Federal Shareholder Litigation, the “Litigation Matters”).

SCTL and Parent believe that the claims asserted in the Litigation Matters are without merit.

As of March 29, 2024, SCTL was not aware of the filing of any other lawsuits or the submission of any other correspondence challenging the Transactions and/or alleging deficiencies with respect to the Schedule 14D-9; however, such lawsuits or correspondence may be filed or submitted, as applicable, in the future. If such additional similar lawsuits or correspondence are filed or submitted, as applicable, absent new or different allegations that are material, Parent, Purchaser or SCTL will not necessarily announce such additional filings or submissions.

Additional lawsuits may be filed against SCTL, SCTL Board, Parent and/or Purchaser in connection with the Transactions, the Schedule TO and the Schedule 14D-9.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 1, 2024

Societal CDMO, Inc.

By:	/s/ J. David Enloe, Jr.
Name:	J. David Enloe, Jr.
Title:	Chief Executive Officer